Exhibit 7

FORM OF NOMINEE HOLDER CERTIFICATION

TOWER SEMICONDUCTOR LTD.

The undersigned, a bank, broker, trustee, depositary, or other nominee of transferable subscription rights (the “Subscription Rights”) to purchase ordinary shares, par value NIS 15.00 per share (the “Ordinary Shares”) and Series 8 warrants and Series 9 warrants (together, the “Warrants”), of Tower Semiconductor Ltd. (the “Company”) pursuant to the subscription rights offering described and provided for in the Company’s prospectus supplement dated June 4, 2013, hereby certifies to the Company and to American Stock Transfer & Trust Company, LLC, as Subscription Agent for such subscription rights offering, that (1) the undersigned has exercised, on behalf of the beneficial owners thereof (which may include the undersigned), the number of Subscription Rights specified below pursuant to the Subscription Right (as defined in the “Instructions as to Use of Subscription Rights Certificates”) , without identifying any such beneficial owner:

	Number of Shares Owned on the Record Date	Number of Shares Subscribed for Pursuant to Subscription Right
1.
2.
3.
4.
5.
6.
7.
8.
9.
	Name of Nominee Holder		DTC Participant Number

By:
	Name: Title: Phone Number: Fax Number:		DTC Basic Subscription Confirmation Numbers

Date: